

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-Mail
Terrence DeFranco
Chief Executive Officer
Arkados Group, Inc.
211 Warren Street, Suite 320
Newark, New Jersey 07103

> **Re: Arkados Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 6, 2014**
> **File No. 000-27587**

Dear Mr. DeFranco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your information statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Note A to Schedule 14A.

2. We note your disclosure that stockholders with a majority of the company's voting power as of the record date have approved the charter amendment. Based on the beneficial ownership table in the information statement, it is unclear to us how you were able to obtain stockholder approval without conducting a solicitation of stockholders, which would have necessitated the filing of a preliminary proxy statement on Schedule 14A. Please help us understand how you obtained stockholder approval, with a view to explaining how you obtained the requisite consents and, if you solicited such consents,

why you have not filed a preliminary proxy statement. Please also tell us who these stockholders are and what their relationship is to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, staff attorney, at (202) 551-3477 or Dietrich King, legal branch chief, at (202) 551- 3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director